

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via Facsimile
Mr. Jianbao Wang
Chief Executive Officer
China Valves Technology, Inc.
21F Kineer Plaza; 226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

> **Re: China Valves Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-34542**

Dear Mr. Wang:

We have reviewed your response letter dated July 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements, page F-1

Note 11 – Commitments and Contingencies, page F-18

2. We note your response to comment seven from our letter dated June 22, 2011. Please confirm that you will revise your future filings to convey to investors (in a manner similar to the way you describe in your response letter) that you would not have been able to meet the targets for net income and fully diluted earnings per share if you had not acquired Changsha Valve and Hanwei Valve.

Note 15 – Geographic and Product Lines, page F-24

3. We note your response to comment nine from our letter dated June 22, 2011. It appears that each of your six operating subsidiaries meet the definition of an operating segment. You indicate that each of these subsidiaries has similar assets, customers, distribution methods and economic characteristics; however, they are managed separately because of trademark management and industry focus. Based upon the management reports you provided, we note that gross profit for each of your subsidiaries ranged from 24.7% to 2.7%. It is unclear how you determined that all of these subsidiaries had similar economic characteristics and therefore it was appropriate to aggregate them into a single operating segment. Furthermore, since you provide services to customers in a variety of industries ranging from water supply to nuclear power, it is unclear how you determined that all of your operating subsidiaries have a similar customer base. Please provide us with a comprehensive analysis (with quantification) explaining how you determined that it was appropriate to aggregate all of your operating subsidiaries into a single operating segment as of December 31, 2010. Please refer to ASC 280-10-50-11.

Note 16 – Business Combinations, page F-24

4. We note your response to comment 12 from our letter dated June 22, 2011. However, it remains unclear why you agreed to pay $12.2 million (plus other expenditures related to the acquisition) for Changsha Valve when Able Delight Investment, Ltd. paid only $6 million for the same business one month earlier. Please provide us with a comprehensive analysis supporting the $12.2 million purchase price. Furthermore, considering that you purchased Changsha Valve from a related party, please describe for us in detail how you determined that the $12.2 million purchase price is representative of the price that would have been paid by a third party in an arms' length transaction.

Form 10-Q for the Period Ended March 31, 2011

General

5. Please address the above comments in your interim filings as well.

Consolidated Financial Statements, page 3

Note 2 – Summary of Significant Accounting Policies, page 8

6. We note your response to comment 15 from our letter dated June 22, 2011. Please provide us with a detailed analysis explaining how you determined that the considerable decline in your stock price since November 2010 did not represent a significant change in your business climate that represented a triggering event for an interim impairment evaluation as of March 31, 2011 or June 30, 2011. Your analysis should include a comparison of the changes in your stock price compared to stock prices of your competitors as well as the overall market. Your analysis should also provide specific details explaining why you believe the decrease in your stock price is temporary and is not expected to continue for the foreseeable future.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief